EXHIBIT 12.01

Ambac Financial Group, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Pre-tax income from continuing operations	$1,022,764	$976,782	$849,589	$563,331	$568,014
Interest expense	55,896	54,322	54,201	43,724	40,442
Portion of rentals deemed to be interest	3,339	2,836	2,478	2,126	1,972

Earnings	$1,081,999	$1,033,940	$906,268	$609,181	$610,428

Fixed Charges:
Interest Expense	$55,896	$54,322	$54,201	$43,724	$40,442
Portion of rentals deemed to be interest	3,339	2,836	2,478	2,126	1,972

Fixed Charges	$59,235	$57,158	$56,679	$45,850	$42,414

Ratio of earnings to fixed charges	18.3	18.1	16.0	13.3	14.4